UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant's name into English)

Presidente Riesco 5711, Piso 20

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

 This Report on Form 6-K shall be incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 333-142665).

Since May 14, 2007, Lan Argentina S.A. (“Lan Argentina”), a subsidiary of LAN Airlines S.A. (“LAN” or “the Company”) (NYSE: LFL / IPSA: LAN) is experiencing a strike by Argentine labor unions representing pilots and technicians.

Lan Argentina issued the following press release on May 17, 2007:

“Lan Argentina continues discussions with the striking labor unions and is dedicating all of its resources for a prompt resolution to the conflict, which has affected its operations.

Lan Argentina apologizes for the inconveniences that may have been suffered by passengers and has been particularly concerned with transferring passengers to other flights within the LAN alliance and other airlines. Lan Argentina is also providing for rescheduling of flights, refunds and new issuance of airline tickets, while negotiations continue.

Lan Argentina has indicated that it has respected all of its obligations established by all collective bargaining agreements and has been open to communication with the unions."

The strike has not affected the operations of LAN, Lan Peru or Lan Ecuador, which are operating normally.

THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF THE SECURITIES IN THE UNITED STATES, AND THE SECURITIES MAY NOT BE SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. ANY PUBLIC OFFERING OF THE SECURITIES IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS CONTAINING DETAILED INFORMATION REGARDING LAN AIRLINES S.A. (THE “COMPANY”) AND THE COMPANY’S MANAGEMENT, INCLUDING FINANCIAL STATEMENTS. SUCH PROSPECTUS WILL BE MADE AVAILABLE THROUGH THE COMPANY. THE COMPANY INTENDS TO REGISTER A PORTION OF THE OFFERING IN THE UNITED STATES.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2007

Lan Airlines S.A.
/s/ Jose Miguel Bambach By: Jose Miguel Bambach General Counsel